

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 17, 2018

Joseph Hamrock
President and Chief Executive Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 46410

   Re: NiSource Inc.
     Registration Statement on Form S-1
     Filed May 11, 2018
     File No. 333-224874

Dear Mr. Hamrock:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

        Sincerely,

        /s/ Lisa M. Kohl for

        Mara Ransom
        Assistant Director
        Office of Consumer Products